Snipp to Partner With Leading Loyalty Blockchain Provider, LoyalCoin

TORONTO, Dec. 19, 2017 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has signed a Memorandum of Understanding (MOU) with Appsolutely Inc. (“Appsolutely”) to explore ways to incorporate its LoyalCoin loyalty solution (https://loyalcoin.io) into Snipp’s suite of products. LoyalCoin is the digital currency in a next generation Blockchain based platform that allows consumers to use a single currency to redeem and exchange rewards from any participating brand. This represents an evolutionary change in the way that loyalty programs can be administered.

By using a virtual currency, LoyalCoin is attempting to transform the current loyalty landscape into a cryptocurrency-based rewards system, thereby creating an open loyalty ecosystem that gives consumers unprecedented freedom in where they can redeem the rewards they have earned.

LoyalCoin (LYL) is the token that serves as the official virtual currency of the new system.

Under this MOU, the companies are exploring a partnership to bring LoyalCoin to Snipp’s North American and EU clients. Within that collaboration, Snipp plans to provide LoyalCoin as a reward within the SnippReward store and incorporate LoyalCoin into future Snipp-run incentive programs. As the platform gains traction, Snipp intends to implement a layer of interoperability between the incentive programs within its system that use the LoyalCoin Blockchain and also utilize this infrastructure to potentially launch its own vertical industry focused coalition programs.

The power of the Blockchain provides a type of reward portability that has previously not been seen in the loyalty and promotions industry; and has the power to disrupt many other legacy verticals within the space. This includes couponing, an area in which Snipp has not been a player to date. In addition, the company is considering replacing its current on-pack pinbased infrastructure with a Blockchain based solution. By moving to such a system, Snipp will be the first company to enable “code on pack” type programs with zero fraud, a huge concern for both manufacturers and retailers. Annual merchandise return fraud and abuse is estimated between $9.1 billion and $15.9 billion for the US retail industry per the estimates of the National Retail Federation today.

“Companies that provide any kind of monetary or value-based system of digital transfer are quickly realizing that Blockchain is an essential part of their future,” explained Atul Sabharwal, CEO of Snipp. “To be able to partner with one of the leaders in loyalty Blockchain at this early stage gives Snipp the opportunity to be at the forefront of this disruptive technology. We are uniquely positioned to help our Fortune 500 clients benefit from the Blockchain to further achieve their marketing objectives and reduce fraud. Partnering with LoyalCoin will give our clients the benefit of having easy access to this new technology as part of their toolset, all from an existing and trusted provider in Snipp.”

“We are attempting to create a unified customer loyalty ecosystem, but to achieve that, we need to team with partners who have an established footprint in the loyalty industry,” said Patrick Paul Palacios, Founder and CEO of Appsolutely. “We are very excited to begin working with Snipp to introduce LoyalCoin to brands for the first time. LoyalCoin gives consumers the ability to earn rewards from multiple brands, then choose where those rewards are spent. This represents an important new way to drive consumer loyalty. We look forward to our collaboration with Snipp as we enter this digital chapter in the evolution of the loyalty space.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

About LoyalCoin:

LoyalCoin is the Blockchain backed solution that enables brands and consumers to connect and transact more effectively via customer loyalty programs. The company provides a suite of Blockchain offerings that enable brands to increase their impact with customers and empower them with rewards that are easy to own, manage, and redeem in a scalable environment. LoyalCoin is a global company that partners with brands in every region of the world to achieve maximum return from their loyalty programs. Visit www.loyalcoin.io and read the whitepaper to see how LoyalCoin will change loyalty programs as we know them. LoyalCoin is created by Appsolutely (www.appsolutely.ph), a leader in customer loyalty apps since 2013.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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